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                              July 13, 2023

       Todd Parriott
       Chief Executive Officer
       Connect Invest II LLC
       6700 Via Austi Parkway
       Suite E
       Las Vegas, NV 89119

                                                        Re: Connect Invest II
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed June 23, 2023
                                                            File No. 024-11466

       Dear Todd Parriott:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Post-qualification Amendment No. 2

       Description of the Notes, page 30

   1. We acknowledge your revised disclosures in response to prior comment 3. Please further revise your
disclosures, including on the cover page, to clarify that the aggregate amounts of each series of notes
sold include notes that are labeled as such series but may have or had different maturity
dates and different interest rates. With respect to the description of your rollover program,
please also further revise to clarify, whether at maturity, investors will have the
opportunity to determine into which series of notes they would want to roll over the principal or
to withdraw the principal. Please also further explain the method of calculation the company
will use to determine the amount available under the offering cap at any particular point
in time for the issuances of notes from rollovers.
 Todd Parriott
Connect Invest II LLC
July 13, 2023
Page 2
General

2. We acknowledge your responses to prior comments 1 and 4. Please note that based on the representations and the facts contained in your response, we are not issuing further comments at this time, but we are not expressing any agreement or legal conclusion on the issues raised in those comments.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,
FirstName LastNameTodd Parriott
                                                             Division of
Corporation Finance
Comapany NameConnect Invest II LLC
                                                             Office of Real
Estate & Construction
July 13, 2023 Page 2
cc:       Kenneth Betts
FirstName LastName